[CAE Logo]	Press Release

German government signs 488-million Euros private finance initiative program for NH90 helicopter training

Consortium of CAE, Eurocopter, Rheinmetall Defence Electronics, and Thales awarded contract for the first PFI project of the German Armed Forces in the field of military aircrew training

Koblenz, Germany, January 20, 2005 - The German government has approved a major private finance initiative (PFI) program for the German Armed Forces by awarding a contract to Helicopter Flight Training Services GmbH (HFTS) to provide NH90 helicopter training in industry-owned training centres. HFTS, based in Hallbergmoos, Germany, was founded by an industrial consortium consisting of CAE, Eurocopter, Rheinmetall Defence Electronics and Thales, each owning a 25 percent share. The industry consortium will design, build, and operate three NH90 training centres.

The contract is valued at a total of 488 million Euros. An initial phase, which will begin this month, covers the design, development and manufacturing of four NH90 full-mission simulators and three training centres located in Bückeburg, Fassberg and Holzdorf. This will be followed by a 14.5-year operational phase beginning in mid-2008 once the first training centre is 'ready for training' and extending through 2022. During the operational phase, HFTS will deliver turnkey training services to NH90 aircrews and the German government will pay an hourly rate.

This PFI program for simulator-based pilot training will ensure the German Armed Forces the quickest and most cost-effective availability of training for the NH90 helicopter, which the German Army begins receiving in 2005. The NH90 is the largest helicopter program ever launched in Europe. Program partners are France, Germany, Italy, the Netherlands and Portugal. In addition, Finland, Sweden, Norway, Greece, Oman and Australia have chosen the NH90. The training centres developed for Germany will be the first for the NH90 and will give HFTS the ability to market training services to the other nations procuring the NH90 helicopter.

Through the PFI program, the German Armed Forces will save operating and finance costs by eliminating the need for procurement and ongoing maintenance of an expensive infrastructure. The German Ministry of Defence will pay for a turnkey training service, since the responsibility for delivering the service and all the necessary equipment supporting the service lies with HFTS. Simulator-based training has been proven efficient by the German Armed Forces for basic and recurrent training. Germany will be able to reduce the number of flight hours on the actual NH90 helicopter, thus providing significant savings while reducing wear and tear as well as better protecting the environment.

Dr. Arnd Helmetag, managing director of HFTS GmbH, stated: "The decision by the German government to proceed with privately financed training for the NH90 is consistent with the trend for governments to consider this approach for military training requirements. The services provided by HFTS also fit perfectly to the requirements of other NH90 customers and will serve as a launch project for further NH90 training programs worldwide. First discussions with potential customers have already started."

CAE's share of the project

As a 25 percent owner of HFTS GmbH, CAE's share of the revenue will be 122 million Euros during the 14.5-year operational phase of the program, which begins in mid-2008 and extends through 2022. CAE will recognize additional revenues of approximately 30 million Euros through subcontracts to be executed between now and mid-2008 for the design, manufacture and delivery of NH90 training systems. Specifically, CAE will be responsible for software systems such as the tactical environment, electronic warfare, communications, and weather radar, all developed using CAE's STRIVETM simulation development environment. CAE will also provide the CAE Medallion-STM image generator hardware, will have overall responsibility for integration and deployment, and will manage construction of the training centres. CAE and Thales have partnered to form NH Training Systems (NHTS) GmbH to serve as the prime contractor and design authority for producing the NH90 training systems.

"The overall NH90 program is one of the largest and most important helicopter programs in the world and CAE is excited to be at the forefront of developing the first training systems for this helicopter," said Donald W. Campbell, group president, military simulation and training, CAE. "Our NHTS partnership with Thales will serve as the vehicle for addressing many other NH90 training opportunities in Europe and around the world. This puts us in a strong position to win future NH90 training programs."

About the industry consortium:

HFTS GmbH is headquartered at Ludwigstrasse 49 D-85399 Hallbergmoos, Germany; Telephone: +49 811 999 62 02, Email: Helmetag@heli-fts.com

CAE is a leading provider of simulation and modeling technologies and integrated training services for commercial and business aviation, and defence customers worldwide. The company has annual revenues of approximately C$1 billion, with operations and training facilities in 17 countries on five continents.

Eurocopter is a wholly-owned subsidiary of EADS and world market leader in the helicopter industry with a market share of 45% and a turnover of 2.6 billion Euros in 2003. More than 9,100 Eurocopter helicopters are in service with approx. 2,300 customers in 134 countries. With products ranging from single-engined light helicopters up to transport helicopters in the 11-tonne class, the company produces the broadest product line of civil and military helicopters worldwide.

A subsidiary of Düsseldorf-based Rheinmetall DeTec AG, Rheinmetall Defence Electronics GmbH is among the world's foremost suppliers of defence electronics technology. In the market for simulation systems, the Company supplies a complete line-up for the army, navy, and air force, as well as for non-military requirements worldwide.

With global revenues of 10.6 billion Euros, and 61,500 people, Thales is an international electronics and systems group, serving defence, aerospace, services, and security markets. Thales is leading services provider, with a tailored approach, for defense, civil administration, finance, and enterprise. Through the services division, Thales is a global leader in simulation, modelling, and training, for civil and military markets.

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